UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$335.7 MILLION FOR FULL YEAR 2008 AND US$117.1 MILLION FOR THE FOURTH QUARTER OF 2008

Santiago, Chile, January 27, 2009 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the fourth quarter ended December 31, 2008. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars

HIGHLIGHTS

•

LAN reported net income of US$117.1 million for the fourth quarter 2008. This represents a 16.1% increase compared to net income of US$100.8 million in the fourth quarter 2007. For full year 2008, LAN reported net income of US$335.7 million, an 8.9% increase compared to full year 2007.

•

LAN reported significant growth in operating income in the fourth quarter 2008, reaching US$232.3 million, a 76.2% increase compared to operating income of US$131.9 million recorded in the fourth quarter 2007. Operating margin improved by 7.1 points reaching 19.7%, historical levels for the Company. Solid results this quarter were driven by strong operating performance, especially in the passenger business, as well as a significant decline in fuel prices during the quarter.

•

The Company reported operating income of US$536.2 million for full year 2008, a 29.7% increase as compared to operating income of US$413.4 million in 2007. Operating margin for 2008 reached 11.8%, an increase of 0.1 point as compared to the 11.7% operating margin achieved in 2007.

•

Total revenues for the fourth quarter 2008 reached US$1,179.3 million compared to US$1,046.1 million in the fourth quarter 2007, due to a 21.5% increase in passenger revenues and a 4.1% increase in cargo revenues. Passenger and cargo revenues accounted for 66% and 31% of total revenues, respectively during the fourth quarter 2008.

•

On January 21, 2009 LAN CARGO announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 international airlines operating in the air freight business. As previously informed, under the plea agreement, LAN CARGO agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN CARGO has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. The Company has decided to maintain a US$25 million reserve as a precautionary estimate as per accounting policies for future losses in connection with the ongoing European Commission investigation.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/ Peter Majeski
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

•

Continuing with the expansion and renewal of its fleet, during the fourth quarter 2008 LAN received six new passenger aircraft: two new Boeing 767-300 passenger aircraft, two new Airbus A318 passenger aircraft and two new Airbus A319 passenger aircraft. In addition, in November 2008 LAN placed an order for four new Boeing 767-300ER passenger aircraft to be delivered during the first half of 2012.

•

On December 22, 2008, LAN Ecuador received authorization to operate domestic routes within Ecuador. LAN Ecuador expects to initiate flights in the domestic market at the end of March 2009, operating modern A320 family aircraft. In this way, LAN Ecuador reaffirms its commitment to the country, contributing to tourism and the economic and social development of Ecuador, improving connectivity and broadening the Company’s network of destinations within the region.

•

During the quarter, LAN continued to receive international recognition. In December 2008, LAN’s business class was awarded recognition as the best business class in South America by Business Traveler magazine. This is the third year that LAN receives such award from this leading global publication.

Management Comments on Fourth Quarter 2008 Results

LAN reported net income of US$117.1 million for the fourth quarter 2008. During the fourth quarter 2008 LAN achieved significant growth in its operating income, which increased 76.2% reaching US$232.3 million. In this way, the Company’s operating margin reached a record 19.7%.

During the fourth quarter 2008 LAN’s consolidated revenues increased 12.7%, surpassing the 6.1% expansion in operations, as measured in system ATKs. Passenger revenues grew 21.5% during the quarter due to a 12.1% expansion in capacity, as well as an 8.4% improvement in revenues per ASK. The latter resulted from a 10.0% increase in yields, which was partly offset by a 1.1 point decrease in load factor from 76.9% to 75.8%. Yields continued to increase this quarter as a result of improved revenue management and the fact that revenues accounted for during the quarter included higher fuel surcharges. Fuel surcharges are adjusted on a monthly basis to reflect the average price of fuel (WTI) in the previous month. During the fourth quarter, fuel surcharges decreased in line with the decline in fuel prices. During the fourth quarter, the Company managed its capacity to respond to demand growth and market opportunities. Capacity significantly increased on all of the Company’s domestic markets, especially Peru and Argentina, as well as increasing on regional and long-haul routes.

During the fourth quarter 2008, cargo revenues rose 4.1%, as capacity rose 5.0% and unit cargo revenues decreased 0.9%. Lower revenues per ATK resulted mainly from a 3.3% decline in traffic, which led to a 6.0 point decline in load factors from 75.6% to 69.6%. Cargo traffic this quarter was impacted mainly by a slowdown in Latin American import markets driven by the global economic slowdown as well as the depreciation of local currencies in relation to the US dollar. Yields remained high during the quarter, increasing 7.6% as compared to fourth quarter 2007, although they decreased 12.6% on a sequential basis (as compared to third quarter 2008). In order to adjust cargo capacity to current market conditions, LAN has begun to decrease the amount of wet leases (ACMI) it operates, which will be replaced by the two Boeing 777 Freighters that will be delivered during the first half of 2009.

Operating expenses rose 3.6% compared to the fourth quarter 2007, while costs per ATK (including net financial expenses) decreased 0.3%. Lower fuel prices generated US$33.7 million less fuel costs for the quarter. Excluding fuel, unit costs increased 5.0%, mainly due to higher costs related to passenger services as well as higher sales costs.

The Company recorded a US$89.6 million non-operating loss in the fourth quarter 2008 compared to a US$10.3 million non-operating loss in the fourth quarter 2007. For the fourth quarter 2008, this includes a non operating charge due to a provision of US$59 million in relation to the plea agreement signed with the DOJ regarding the investigation that involves 30 international airlines operating in the air freight business, among them LAN CARGO S.A., LAN’s cargo subsidiary, as well as Aerolinhas Brasileiras S.A. (ABSA) in which LAN CARGO has an ownership stake.

Interest expenses decreased from US$20.1 million to US$14.9 million as higher debt related to fleet financing was offset by the recognition of interest related with the financing of pre-delivery payments (PDPs), in line with a change in the accounting policy regarding these payments. Interest income decreased from US$5.5 million to US$1.9 million.

In addition, the Company recorded a US$24.5 million fuel hedging loss in the fourth quarter 2008, compared to a US$20.8 million fuel hedging gain in the fourth quarter 2007. For 2009, LAN has hedged approximately 30% of its fuel requirements for the first quarter, 40% for the second quarter and 20% for the rest of the year. For 2010, LAN has hedged approximately 10% of its fuel requirements for the first quarter.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure, as reflected by its BBB international credit rating (Fitch). At the end of the quarter, LAN had US$472 million in cash, cash equivalents and committed credit lines representing 10.4% of revenues for the last twelve months. Additionally, the Company has no short term debt and its long-term debt only finances aircraft and has 12 to 18-year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations since approximately 84% of revenues are US dollar denominated.

During the quarter, LAN continued with its retrofit program to reconfigure all its wide-body passenger aircraft with the new Premium Business Class and upgraded Economy Class. The Boeing 767-300 retrofit program was completed during 2008, while the Airbus A340-300 retrofit began in October 2008 and is expected to be completed by the first half of 2009. As of December 31, 2008, one of LAN’s five Airbus A340-300 passenger aircraft already had this new configuration.

LAN continues to show consistent positive results despite the various elements that constantly affect the airline industry. This is a testament to LAN’s solid and flexible business model and the leadership position it has established in the markets in which it operates. Based on consistent positive results and its solid balance sheet, the Company is able to continue improving its long-term strategic position by addressing opportunities, strengthening its market position and increasing competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

Fleet Plan

During the quarter, LAN continued with the expansion of its fleet, as it received six new aircraft: two Airbus A318 and two Airbus A319 for domestic and regional short haul operations, as well as two Boeing 767-300 passenger aircraft for long haul operations.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Cargo Investigation

On January 21, 2009 LAN CARGO announced that it reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 airlines operating in the air freight business. This investigation has exclusively focused on the air freight business and does not in any way involve LAN Airlines’ passenger operations.

As previously informed, under the plea agreement, LAN CARGO agreed to pay a fine of US$88 million. In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN CARGO has an ownership stake, also reached a plea agreement with the DOJ for a fine of US$ 21 million. The total effect on LAN’s consolidated financial results is US$109 million. As previously informed, payment of these amounts will be made over a five year period, and should therefore not significantly affect the Company’s cash position.

As previously informed, the Company already had established a US$75 million reserve in relation with these investigations. The reserve amounts were offset against the Company’s results for 2007 and for the third quarter 2008. During the fourth quarter 2008, LAN decided to record a US$59 million non operating charge related with these plea agreements. The Company has decided to maintain the US$25 million reserve accounted for in its fourth quarter 2007 results. This reserve is a precautionary estimate as per accounting policies for future losses in connection with the ongoing European Commission investigation.

LAN CARGO condemns any violations of competition laws and has taken the necessary measures to prevent such actions from occurring in the future. Since the beginning of the investigation, LAN CARGO has cooperated with the authorities of the DOJ. The company will continue to cooperate with the authorities as required in relation to the ongoing global investigation.

The Company maintains a policy of rigorous compliance with all applicable laws and regulations in the countries in which it operates. Within its permanent commitment to good corporate governance and transparency in its corporate actions, LAN has further reinforced the control mechanisms incorporated in its strict compliance program. Furthermore, the Company has implemented a new code of conduct that will govern all of its employees worldwide.

Outlook

Considering current market conditions, the Company expects passenger ASK growth to be approximately 10% in 2009. Growth in the passenger business is expected to be mainly driven by the domestic markets in Chile, Peru and Argentina. During 2008, growth in the cargo business has been driven by capacity in the belly space of passenger aircraft, as well as by additional ACMI leases throughout the year, in preparation for the launch of the Colombian operations, and for the arrival of two Boeing 777 Freighter aircraft to be delivered in the first half of 2009. Considering current market conditions, the Company has reviewed its projections for 2009 and expects a cargo ATK decline of approximately 5%.

During 2008, LAN took delivery of a total of 19 passenger aircraft, totaling a fleet of 81 passenger aircraft and 9 freighters. For 2009, LAN expects to receive only four passenger aircraft and the first two B777 freighter aircraft.

Consolidated Fourth Quarter Results

Net income for the fourth quarter 2008 amounted to US$117.1 million, compared to US$100.8 million in the same period 2007, an increase of 16.1%. Net margin for the quarter increased from 9.6% in 2007 to 9.9% in 2008.

Operating income amounted to US$232.3 million in the fourth quarter 2008, as compared to US$131.9 million in the third quarter 2007. Operating margin for the quarter increased to 19.7%.

Total operating revenues grew 12.7% compared to the fourth quarter 2007, reaching US$1,179.3 million. This reflected a:

•	21.5% increase in passenger revenues to US$780.6 million,
•	4.1% increase in cargo revenues to US$363.6 million, and a
•	35.3% decrease in other revenues to US$35.1 million.

Passenger and cargo revenues accounted for 66% and 31% of total revenues for the quarter, respectively.

Passenger revenues increased 21.5%, driven by 10.5% growth in traffic, coupled with a 10.0% increase in yields. Load factors decreased from 76.9% to 75.8%, as the 12.1% increase in capacity outpaced the traffic increase. Overall, revenues per ASK increased 8.4%. Traffic grew as a result of a 30.8% increase in domestic traffic (including domestic operations Chile, Argentina and Peru), and a 3.0% increase in international traffic. International traffic accounted for 68% of total passenger traffic during the quarter. Yields increased 10.0% as a result of improved revenue management and the recognition of revenues sold with higher fuel surcharges.

Cargo revenues increased 4.1% in the quarter, driven by a 7.6% increase in yields, which was partly offset by a 3.3% decrease in traffic. Cargo traffic this quarter was impacted mainly by a slowdown in Latin American import markets driven by the global economic slowdown as well as the depreciation of local currencies in relation to the US dollar. Yields remained high during the quarter, although they decreased 12.6% on a sequential basis (as compared to third quarter 2008). Capacity during the quarter increased 5.0%. As a consequence, load factors decreased from 75.6% to 69.6%. Revenues per ATK decreased 0.9% compared to the fourth quarter 2007.

Other revenues decreased 35.3%, mainly driven by a decrease in onboard sales, maintenance services to third parties and lower revenues from tours and travel services. In addition, the ‘Other revenues’ line in the fourth quarter 2007 included US$11.3 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses increased 3.6% during the quarter, while unit (ATK) costs decreased 0.3% as compared to the fourth quarter 2007. Lower jet fuel prices during the quarter led to approximately US$33.7 million in less fuel costs. Excluding fuel, unit costs increased 5.0%. Changes in operating expenses were mainly due to the following:

•

Wages and benefits increased 4.2%, driven mainly by the increase in average headcount during the quarter, in line with the Company’s expansion of operations, which was partly offset by the impact of the devaluation of domestic currencies in the region.

•	Fuel costs decreased 5.4%, mainly driven by a 10.8% decrease in prices, offset by a 6.0% increase in consumption in line with the expansion of LAN’s operations during the quarter.
•

Commissions to agents increased 2.2%, due to a 15.4% increase in traffic revenues (passenger and cargo), which was offset by a 1.3 point reduction in average commissions. This reduction was related to lower commissions in both the passenger and cargo businesses.

•

Depreciation and amortization increased 24.1%, mainly due to the incorporation of five new Boeing 767 aircraft, two Airbus A320s, two Airbus A319 and ten Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet completed in May 2008.

•	Other rental and landing fees increased 10.8%, mainly due to the impact of increased handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.
•	Passenger service expenses increased 13.5%, mainly driven by the 21.3% increase in the number of passengers transported during the quarter.
•	Aircraft rentals decreased 13.7%, mainly due to a decrease in the average number of leased aircraft during the period.
•

Maintenance expenses decreased 5.7%, as the additional cost from increased fleet utilization and escalation in maintenance contracts were more than offset by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet and a higher proportion of new planes.

•

Other operating expenses increased 21.2%, in line with higher sales costs. In addition, LAN recognized under Other Operating Expenses a provision of US$15.5 million related to the possible risk of devaluation of the Venezuelan currency (Bolivar).

Non-operating results for the fourth quarter 2008 amounted to a US$89.6 million loss compared to a US$10.3 million loss in the fourth quarter 2007.

•	Interest income decreased 65.5%, in line with a lower cash balance and lower market interest rates as compared to fourth quarter 2007.
•

Interest expense decreased 26.1% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related with the financing of pre-delivery payments (PDPs) during 2008, in line with a change in the accounting policy regarding these payments. .

•	In the other income-net line, the Company recorded a US$76.7 million loss compared to an US$4.3 million gain in 2007. In the fourth quarter 2008, this amount included:
•	a fuel hedging loss of US$24.5 million (compared to a US$20.8 million gain in the fourth quarter 2007),
•	a US$4.6 million foreign-exchange loss (compared to a US$9.4 million gain in the fourth quarter 2007),
•

a US$ 14.0 million gain corresponding to the recognition of interest related with the financing of pre-delivery payments (PDPs) for years prior to 2008, in line with a change in the accounting policy regarding these payments.

•	a provision of US$59.0 million in relation to plea agreement signed with the DOJ regarding the cargo business investigation.

Consolidated 2008 Results

Net income for 2008 amounted to US$335.7 million, compared to net income of US$308.3 million in 2007, an increase of 8.9%. Net margin reached 7.4% in 2008.

Operating income amounted to US$536.1 million in 2008 compared to US$413.4 million for 2007. Operating margin for the year increased from 11.7% to 11.8%.

Total operating revenues grew 28.6% compared to 2007, reaching US$4.5 billion. This reflected a:

•	30.1% increase in passenger revenues to US$2,858.9 million,
•	32.3% increase in cargo revenues to US$1,527.1 million, and a
•	14.5% decrease in other revenues which amounted to US$148.2 million.

Passenger and cargo revenues accounted for 63% and 34% of total revenues for the year, respectively.

Passenger revenues grew 30.1% driven by a 12.3% increase in traffic, together with a 15.9% increase in yields. Load factors increased from 76.1% to 76.6%, as traffic outpaced the 11.5% increase in capacity. Overall, revenues per ASK increased 16.7%. Traffic grew as a result of a 30.5% increase in domestic traffic (including domestic operations in Chile, Argentina and Peru) and a 6.6% increase in international traffic. International traffic accounted for 72% of total passenger traffic during the year. Yields increased mainly due to better revenue management, nominal fare increases, higher fuel surcharges resulting from higher WTI prices and the impact of the appreciation of the Chilean peso on domestic fares.

Cargo revenues increased 32.3%, due to a 7.6% increase in traffic, together with a 23.0% yield increase. Yields increased primarily due to the continued implementation of certain revenue management initiatives on southbound routes and higher fuel surcharges. Capacity during the period increased 12.3%. As a consequence, load factors decreased from 74.4% to 71.2%, as volume growth in some northbound export markets was negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 17.8% compared to 2007.

Other revenues decreased 14.5%, as increased revenues from aircraft rentals and courier services were more than offset by lower onboard sales, lower revenues from maintenance services to third parties and lower revenues from tours and travel services. In addition, the ‘Other revenues’ line in 2007 included US$18.6 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses increased 28.5% during the period, while capacity as measured in system ATKs, increased 9.0%. As a consequence, unit (ATK) costs increased 20.0%. Higher jet fuel prices during the year led to approximately US$404.5 million in higher fuel costs. Excluding fuel, unit costs increased 10.7%. Changes in operating expenses were mainly due to the following:

•

Wages and benefits increased 24.3%, driven mainly by the impact of inflation and stronger local currencies on local currency-denominated wages, as well as increased headcount, in-line with the expansion of the Company’s operations.

•

Fuel costs increased 53.1%, driven by a 9.6% increase in consumption, a 39.7% increase in prices, and a higher proportion of less fuel efficient ACMI flying, partly offset by fuel efficiencies resulting from LAN’s newer fleet.

•

Commissions to agents increased 19.7%, due to a 30.9% increase in traffic revenues (passenger and cargo), which was offset by a 1.0 point reduction in average commissions. This reduction was related to lower commissions in both the cargo and passenger businesses.

•

Depreciation and amortization increased 19.1%, mainly due to the incorporation of five new Boeing 767 aircraft, two Airbus A320s, two Airbus A319 and ten Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet.

•

Other rental and landing fees increased 23.0%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•	Passenger service expenses increased 18.5%, driven by the 19.4% increase in the number of passengers transported during the period, as well as higher costs associated with passenger compensations.
•	Aircraft rentals decreased 5.1% as higher average lease rates were offset by a decrease in the average number of leased aircraft.
•

Maintenance expenses decreased 2.2%, as additional costs resulting from increased fleet utilization and the escalation in maintenance contracts were compensated by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet.

•

Other operating expenses increased 20.8%, due to increased operations driven mainly by higher sales and distribution costs, together with higher marketing and advertising expenses. In addition, LAN recorded a provision of US$15.5 million related to the possible risk of devaluation of the Venezuelan currency (bolivar).

Non-operating results for 2008 amounted to a US$134.6 million loss compared to a US$45.6 million loss in 2007.

•	Interest income decreased 10.1% in line with a lower average cash balance and lower market interest rates as compared to 2007.
•

Interest expenses increased 8.5% due to increased average long-term debt related to fleet financing, offset by the recognition of interest related with the financing of pre-delivery payments (PDPs) during 2008, in line with a change in the accounting policy regarding these payments. .

•	In the other income-net item, the Company recorded a US$68.1 million loss compared to a US$12.6 million gain in 2007. This includes:
•	a fuel hedging gain of US$35.4 million in 2008 (compared to a US$28.2 million gain in 2007),
•	a US$7.9 million foreign-exchange loss (compared to a US$15.7 million gain in 2007),
•

a US$ 14.0 million gain corresponding to the recognition of interest related with the financing of pre-delivery payments (PDPs) for years prior to 2008, in line with a change in the accounting policy regarding these payments.

•	a provision of US$109.0 million in relation to plea agreement signed with the DOJ regarding the cargo business investigation.

*****

About LAN

LAN Airlines is one of the leading passenger airlines in Latin America. The company and its affiliates serve more than 60 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 58 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 81 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, operate 9 dedicated freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended December 31,				For the Twelve Month Period ended December 31,		
	2008	2007	% Change		2008	2007	% Change
REVENUES							
Passenger	780,584	642,368	21.5%		2,858,937	2,197,201	30.1%
Cargo	363,642	349,412	4.1%		1,527,106	1,154,323	32.3%
Other	35,121	54,313	-35.3%		148,239	173,399	-14.5%
TOTAL OPERATING REVENUES	**1,179,347**	**1,046,093**	**12.7%**		**4,534,282**	**3,524,923**	**28.6%**
EXPENSES							
Wages and Benefits	(145,864)	(139,998)	4.2%		(608,510)	(489,407)	24.3%
Aircraft Fuel	(278,370)	(294,321)	-5.4%		(1,423,922)	(930,208)	53.1%
Commissions to Agents	(117,576)	(115,004)	2.2%		(481,934)	(402,577)	19.7%
Depreciation and Amortization	(52,490)	(42,309)	24.1%		(183,207)	(153,852)	19.1%
Other Rental and Landing Fees	(115,579)	(104,309)	10.8%		(450,592)	(366,412)	23.0%
Passenger Services	(21,708)	(19,130)	13.5%		(85,168)	(71,856)	18.5%
Aircraft Rentals	(36,849)	(42,713)	-13.7%		(150,891)	(158,917)	-5.1%
Aircraft Maintenance	(38,628)	(40,956)	-5.7%		(155,612)	(159,066)	-2.2%
Other Operating Expenses	(139,944)	(115,468)	21.2%		(458,262)	(379,257)	20.8%
TOTAL OPERATING EXPENSES	**(947,008)**	**(914,208)**	**3.6%**		**(3,998,098)**	**(3,111,552)**	**28.5%**
OPERATING INCOME (LOSS)	**232,339**	**131,885**	**76.2%**		**536,184**	**413,371**	**29.7%**
OPERATING MARGIN	*19.7%*	*12.6%*	7.1	*pp*	*11.8%*	*11.7%*	*0.1 pp.*
OTHER INCOME (EXPENSE)							
Interest Income	1,894	5,483	-65.5%		16,212	18,043	-10.1%
Interest Expenses	(14,880)	(20,134)	-26.1%		(82,690)	(76,224)	8.5%
Other Income-Net	(76,654)	4,313	-1877.3%		(68,089)	12,619	-639.6%
TOTAL	**(89,640)**	**(10,338)**	**767.1%**		**(134,567)**	**(45,562)**	**195.3%**
INCOME BEFORE MINORITY INTEREST	**142,699**	**121,547**	**17.4%**		**401,617**	**367,809**	**9.2%**
Minority Interest	(2,545)	(1,471)	73.0%		(1,188)	289	-511.1%
INCOME (LOSS) BEFORE INCOME TAXES	**140,154**	**120,076**	**16.7%**		**400,429**	**368,098**	**8.8%**
Income Taxes	(23,051)	(19,254)	19.7%		(64,690)	(59,775)	8.2%
NET INCOME (LOSS)	**117,103**	**100,822**	**16.1%**		**335,739**	**308,323**	**8.9%**
NET MARGIN	9.9%	9.6%	0.3	*pp*	*7.4%*	*8.7%*	*- 1.3 pp.*
Shares Outstanding	338,790,909	338,790,909	0.0%		338,790,909	338,790,909	0.0%
Earnings per share	0.35	0.30	16.1%		0.99	0.91	8.9%

Consolidated Statements of Cash Flows

	For the Three-Month Period ended December 31,		For the Twelve Month Period ended December 31,	
	2008	2007	2008	2007
Collection of trade accounts receivable	741,556	522,735	4,648,591	3,535,542
Interest income	5,432	4,892	10,969	15,150
Income and other interest received	2,822	19,805	101,386	37,698
Payments to suppliers and personnel	(413,825)	(178,425)	(3,822,991)	(2,743,171)
Interest paid	(16,706)	(18,395)	(81,421)	(73,633)
Income tax paid	(7,947)	(4,889)	(26,994)	(16,316)
Other expenses paid	14,268	(4,298)	(26,113)	(12,231)
Value-added tax and similar payments	(16,399)	(7,309)	(74,298)	(36,021)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**309,201**	**334,116**	**729,129**	**707,018**
Proceds from share issuance	-	-	-	319,141
Loans obtained	87,800	214,684	574,874	495,324
Securitization proceeds	(181,131)	(3,070)	(190,667)	(11,970)
Other loans from related companies	-	-	-	-
Dividend payments	68	-	(222,803)	(210,868)
Loans repaid	(30,134)	(25,103)	(102,644)	(205,536)
Other	-	(31)	-	(2,672)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(123,397)**	**186,480**	**58,760**	**383,419**
Acquisitions of property, plant and equipment	(191,426)	(437,646)	(831,701)	(839,851)
Proceeds from sales of property and equipment	99	73	6,625	219
Sale of financial instruments and other investments	5,092	(470)	21,219	14,105
Other investments	(698)	(94)	(698)	(94)
Investments in financial instruments	-	(3,385)	(2,607)	(16,343)
Other	(15,019)	1	(23,383)	(2,290)
NET CASH PROVIDED BY INVESTING ACTIVITIES	**(201,952)**	**(441,521)**	**(830,545)**	**(844,254)**
Net Increase (Decrease) in Cash and Cash Equivalents	**(16,148)**	**79,075**	**(42,656)**	**246,183**
Inflation Efect in Cash and Cash Equivalents	**(612)**	**14**	**(1,525)**	**(64)**
Net Variation in Cash and Cash Equivalents	**(16,760)**	**79,089**	**(44,181)**	**246,119**
Cash and Cash Equivalents at Beginning of the Period	**418,194**	**366,526**	**445,615**	**199,496**
Cash and Cash Equivalents at End of the Period	**401,434**	**445,615**	**401,434**	**445,615**

Note: The Company considers all short-term, highly-liquid investment securities with original maturities of three months or less to be cash equivalentsfor porpuses of the Statement of Cash Flow s. Securities with original maturities of more than three months are not considerated as cash equivalents, and amounted to US$22.4 million as of December 31, 2007 and US$8.6 million as of December 31, 2008.

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	As of December 31, 2008	2007
ASSETS		
CURRENT ASSETS		
Cash	15,707	11,506
Time deposits	255,881	308,585
Marketable securities	138,426	147,952
Accounts and notes receivable -trade and other	438,569	468,301
Accounts and notes receivable from related companies	1,117	226
Inventories	50,609	54,022
Prepaid and recoverable taxes	72,013	68,623
Prepaid expenses	13,346	12,949
Deferred income tax assets	6,545	4,624
Other current assets	358,818	13,040
Total current assets	1,351,031	1,089,828
PROPERTY AND EQUIPMENT (net)		
Aircraft	2,758,148	2,051,865
Other	335,220	299,740
Total property and equipment	3,093,368	2,351,605
OTHER ASSETS		
Investments	1,693	3,289
Goodwill	32,412	36,022
Notes and accounts receivable from related companies	251	0
Long-term accounts receivable	11,200	12,171
Long-term deferred taxes	0	0
Deposits and others	414,906	408,827
Total other assets	460,462	460,309
Total assets	4,904,861	3,901,742
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	0
Current portion of long-term loans from financial institutions	151,247	102,153
Current portion of long term leasing obligations	70,407	74,786
Dividends Payable	105,330	120,073
Accounts payable	361,620	322,897
Notes and accounts payable to related companies	303	357
Other creditors	19,033	0
Air traffic liability and others	329,742	325,669
Other current liabilities	341,345	176,670
Total current liabilities	1,379,027	1,122,605
LONG-TERM LIABILITIES		
Loans from financial institutions	1,654,947	1,228,650
Other creditors	96,182	0
Provisions	92,593	94,441
Notes and accounts payable to related companies	0	0
Air traffic liability	150,452	51,593
Deferred taxes	228,232	169,885
Obligations under capital leases	178,894	233,768
Other long-term liabilities	835	7,559
Total long-term liabilities	2,402,135	1,785,896
MINORITY INTEREST	5,721	5,189
SHAREHOLDERS' EQUITY		
Common stock	453,444	453,444
Reserves	1,749	-52
Interim dividends	-201,787	-210,000
Retained earnings	864,572	744,660
Total shareholders´ equity	1,117,978	988,052
Total liabilities and shareholders´ equity	4,904,861	3,901,742

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2009

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer